UNIT
SECURITIES AND E
Washing.



05040014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39788

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/01/04_____ AND ENDING _____12/31/04_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 26th Floor

(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Mara D. Stempler   (212) 603-7521

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton LLP

(Name – of individual, state last, first, middle name)

60 Broad Street	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
APR 0 4 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/23/05

EC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Mara D. Stempler_____, swear (or affirm) that, to the best

of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____Burnham Securities Inc._____, as of

_____December 31____, 20 04____, are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of

a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

FRANCES MATTERA
Notary Public, State of New York
No. 01MA4608846
Qualified in Nassau County
Commission Expires March 30, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

BURNHAM SECURITIES INC.

December 31, 2004

Grant Thornton 🦅

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder of
Burnham Securities Inc.

We have audited the accompanying statement of financial condition of Burnham Securities Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Burnham Securities Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 11, 2005

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

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Burnham Securities Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 353,267
Due from broker	1,058,925
Commissions receivable	370,687
Securities owned, at market value	213,071
Receivable from affiliate	3,182
Deferred commissions, net	900,105
Other assets, net	640,079
	$3,539,316

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Commissions payable	$ 361,122
Accounts payable and accrued expenses	909,503
	1,270,625
Subordinated liabilities	300,000
	1,570,625
Commitments (Note F)	
Stockholder's equity	1,968,691
	$3,539,316

The accompanying notes are an integral part of this statement.

Burnham Securities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2004

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

1. *Nature of Business*

Burnham Securities Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker. The Company's customers are located in various regions throughout the United States. The Company participates in various syndicates and underwritings. The Company is wholly owned by Burnham Financial Group Inc. (the "Parent"). The Parent is a holding company that owns an affiliated investment advisor, Burnham Asset Management Corporation ("BAM").

2. *Securities Transactions*

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the values reflected on the statement of financial condition.

3. *Deferred Commissions*

The Company acts as a distributor for the funds managed by the Company's affiliate. In this capacity, the Company pays commissions to brokers for sales of certain classes of fund shares. These commission expenses are deferred and are generally amortized over a period of five years, which coincides with the period when distribution fees are expected to be earned from the funds. Additionally, the Company receives a fee from the funds upon the holder of such shares redeeming prior to holding such shares for five years. Upon share redemption, the corresponding unamortized deferred commissions are charged to operations.

Burnham Securities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE A (continued)

4. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B - TRANSACTIONS WITH BROKERS AND DEALERS

The clearing, settlement and custody for the Company's customer and proprietary security transactions are performed by its clearing broker pursuant to a clearing agreement.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. Valuation allowances are recorded for any uncollateralized customer obligations doubtful of collection. As of December 31, 2004, no valuation allowance was required.

NOTE C - INCOME TAXES

As an S Corporation, under the Internal Revenue Code, the Parent files combined tax returns which include the Company and BAM. The shareholders of the Parent are responsible for their proportionate share of Federal income taxes.

NOTE D - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that net capital, as defined, shall be at least the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The rule prohibits the Company from distributing equity capital or

NOTE D (continued)

paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004, the Company had net capital of $871,259, which exceeded its requirement of $100,000 by $771,259.

NOTE E - RELATED PARTY TRANSACTIONS

The Company and its affiliate, Burnham Asset Management Corporation (owned by a common Parent), share certain office space, personnel and administrative expenses. The Company was charged for its share of these expenses by the affiliate. The Company shares certain other office space, personnel and administrative expenses with this affiliate, for which they have charged this affiliate. Additionally, the Company effects portfolio transactions for certain accounts managed by such affiliate. Included in receivable from affiliate on the statement of financial condition is a $3,182 receivable from this affiliate for advances made in the normal course of business.

The Company has a subordinated loan outstanding from its affiliate in the amount of $300,000. This loan was amended, extending the maturity date from October 31, 2004 to October 31, 2005 and increasing the interest rate from 4% per annum to 4.5% per annum. Included in accounts payable and accrued expenses on the statement of financial condition is approximately $2,250 representing interest payable on this loan at December 31, 2004. Carrying value for this loan approximates fair value based upon the market rate of interest.

This subordinated loan agreement with Burnham Asset Management Corporation is approved by the NASD and is thus available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Burnham Securities Inc.

NOTES TO STATEMENT OF FINANCIAL CONDITION (continued)

December 31, 2004

NOTE F - COMMITMENTS

The Company leases office space under noncancelable operating leases through March 31, 2010 for its branch offices. Future minimum lease payments under the noncancelable operating leases are as follows at December 31:

Year ending December 31,	Amount
2005	$137,166
2006	142,760
2007	144,853
2008	135,527
2009	82,242
Thereafter	10,308
	$652,856

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

BURNHAM SECURITIES INC.

December 31, 2004

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
   Burnham Securities Inc.

In planning and performing our audit of the financial statements and supplementary information of Burnham Securities Inc. (the "Company") for the year ended December 31, 2004, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 11, 2005

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Grant Thornton 🅖

Grant Thornton LLP
US Member of
Grant Thornton International
© 2001 Grant Thornton LLP
All rights reserved

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com